

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Peter Anthony Chiodo
Chief Executive Officer and President
Soul and Vibe Interactive Inc.
1660 South Hwy 100
Suite 500
St. Louis Park, MN 55146

>   **Re: Soul and Vibe Interactive Inc.**
>   **Current Report on Form 8-K**
>   **Filed February 7, 2013**
>   **File No. 333-173056**

Dear Mr. Chiodo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the company's Information Statement on Schedule 14C, filed October 24, 2012, provided notice to shareholders that the board of directors and the majority shareholder had approved changing the company's name from "Victory LG" to "Soul and Vibe Interactive, Inc." The stated reason for such change was "to more actively and efficiently promote the company's products and services" and "to align the company's name with management's marketing plan which is broader than the dietary supplement sector." In addition to the name change, the Schedule 14C also informed shareholders of an amendment to increase the company's authorized capital from 100 million shares to 310 million shares, but your disclosure made it clear that the company had no expectation at that time of issuing any of the newly authorized shares.

Within days of the Schedule 14C, however, Mr. Chiodo, the sole shareholder of a company called Soul and Vibe Entertainment, Inc., acquired a controlling interest in your company. Although the Share Exchange Agreement between your company and Mr. Chiodo's company was executed later, in early February 2013, it appears that a material transaction with Mr. Chiodo and his company was contemplated at least as early as the date of the October 2012 Schedule 14C. Yet, the Schedule 14C made no mention of any such transaction, nor gave any suggestion that such a transaction was being considered. Please advise us why you did not include any disclosure in the Schedule 14C alerting shareholders to the company's consideration of a transaction with Mr. Chiodo.

2. According to the Schedule 13D filed February 15, 2013, Mr. Chiodo acquired 50,400,000 shares from existing stockholders, representing 70% of the 72 million shares outstanding, on November 2, 2012 "for the purpose of effecting a change in control of the Company." As a consequence of Mr. Chiodo's purchase on November 2, it appears that a Schedule 13D was required to be filed within 10 days to reflect his ownership position. Please advise us why such filing was not made. In addition, please advise why the company did not file a Form 8-K following Mr. Chiodo's purchase, in accordance with Item 5.01 of Form 8-K governing changes in control.

3. Because of Mr. Chiodo's acquisition of 50,400,000 shares on November 2, 2012, it appears that the Share Exchange Agreement with Mr. Chiodo and his company qualified as a combination with an interested stockholder under Sections 78.411-78.444 of the Nevada Revised Statutes. We note that Section 78.438 prohibits business combination transactions with an interested stockholder for two years after the person became an interested stockholder unless certain board and/or stockholder approval is obtained. Specifically:

- the combination or the transaction by which the person first became an interested stockholder must have been approved by the company's board of directors before the person first became an interested stockholder; or

- the combination must be approved by the board of directors of the company and, at or after that time, the combination must be approved at an annual or special meeting of the company's stockholders, and not by written consent, by the affirmative vote of the holders of stock representing at least 60 percent of the outstanding voting power of the company not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

As such, please provide your analysis as to the applicability or non-applicability of Section 78.438 to the Share Exchange Agreement. If stockholder approval was required, please advise us why no proxy or information statement was filed.

Item 2.01 Completion of Acquisition or Disposition of Assets
Changes to the Business, page 3

4. Please amend your disclosure to state, if true, that you have discontinued entirely the business plan of Victory LG, Inc. If this is not the case, please describe how you intend to combine their business plan with that of Soul and Vibe Entertainment, Inc.

Accounting Treatment, page 3

5. Please revise your disclosure to describe the means under which the Sole shareholder controlled the Company prior to the acquisition.

Description of Soul, page 3

6. Please describe in detail here the three games you mention on page 7, including the stage of development for each, whether you have submitted concepts for each to your publishing partners, your anticipated timetables for completing an Alpha or Beta version, as applicable, and an estimate of when you believe you may begin to market each of them, assuming approval by your partners. Please also clarify how these games were conceived and how you have been able to proceed with development with only one employee.

7. Please state here that you have generated no revenue since your inception and that your operations to date have been financed through capital contributions and loans made by your Chief Executive Officer and President.

Publishing, page 3

8. Please file your agreements with Microsoft Corporation and Sony Computer Entertainment of America, LLC as exhibits.

Licensing, page 4

9. Please file your agreement with General Mills as an exhibit and disclose the terms of any royalties that the company must pay General Mills under the agreement.

Marketing Strategy, page 6

10. Please state the social media outlets and social networks you intend to use to implement your marketing strategy and clarify whether the publisher license agreements contemplate the hardware cross-promotional partnerships you mention here.

Risk Factors

11. Please add a risk factor addressing the fact that you have no Chief Financial Officer, Chief Accounting Officer, or any employee with a financial or accounting background.

"We have historically incurred significant losses and our financial situation creates doubt whether we will continue as a going concern," page 8

12. Please update the financial information in this risk factor for the year ended December 31, 2012, and also include your accumulated deficit through that period.

"Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business . . .," page 10

13. You disclose that you are not aware of anything that would impact your ability to maintain effective internal controls. However, based your disclosure on page 7 that you have only one employee, your Chief Executive Officer, it is unclear how you have the ability to maintain effective internal controls. Please expand your disclosure to explain why you are not aware of anything that would impact your ability to maintain effective internal controls or why you not aware of any deficiencies considering management's conclusions that disclosure controls and procedures and internal control over financial reporting were not effective in the Company's prior periodic reports.

Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, page 17

14. Please disclose how long you expect to be able to remain in operations if you are unable to raise additional funds.

15. You state here that your operations to date have been financed in part by loans from your President. Please disclose here the amount of these loans, their repayment terms, and whether or not there are existing loan agreements in place. If there are such agreements, please file them as exhibits.

Security Ownership of Certain Beneficial Owners and Management, page 20

16. You disclose that you have 109,000,000 common shares outstanding and that your Chief Executive Officer owns 87,400,000 shares. You have also stated that he acquired 37,000,000 shares through the share exchange agreement. Please clarify how he obtained the majority of his shares. Please also confirm that the former President of Victory LG, Inc., who holds the title of Vice President, is not an executive officer at this time and therefore should not be included in this disclosure.

Certain Relationships and Related Transactions, page 21

17. Please identify the related party involved in each of these transactions.

18. As Mr. Chiodo owned 70% of the outstanding capital stock of the company prior to the Share Exchange Agreement, the exchange of shares between the company and Soul and Vibe Entertainment, Inc. was a related party transaction. Accordingly, please provide disclosure of the Share Exchange Agreement as required by Item 404 of Regulation S-K.

Exhibit 99.2

Financial Statements of Soul and Vive Entertainment, Inc.
Financial Statements for the Fiscal Year Ended December 31, 2011
Report of Independent Registered Public Accounting Firm, page 3

19. You disclose on page 8 of the Form 8-K that certain conditions raise substantial doubt about your ability to continue as a going concern and your independent auditors have expressed doubt about your ability to continue as a going concern. If there is substantial doubt about your ability to continue as a going concern the report of HJ & Associates, LLP does appear to express this conclusion in the explanatory paragraph. Please have HJ & Associates, LLP revise their report to comply with AU 341 or tell us how their report is appropriate. Also the date of their report should be changed to March 20, 2012 as noted on page 8 of the Form 8-K.

Notes to the Financial Statements, page 8

20. Please provide disclosure of the significant terms of the publishing arrangements with each hardware platform manufacturer, including the scope of each party's obligations, the duration of the arrangement, and any fee structure. Revise your disclosure here or in MD&A to quantify the software development expenses related to each hardware platform recognized for each period presented.

Financial Statements for the Nine Months Ended September 30, 2012
Statements of Operations, page 14

21. You refer here and throughout your document to a nine months period ended September 30, 2011. Since you were incorporated on July 14, 2011, the period you refer to appears to be from inception to September 30, 2011. Please revise to reflect the appropriate period throughout the filing.

Pro Forma Consolidated Financial Statements, page 18

22. Please provide disclosure in the notes to the pro forma consolidated financial statements that discuss any transactions that would materially impact your pro forma financial statements during the period from September 30, 2012 to November 30, 2012.

23. Please provide disclosure in the notes to the pro forma consolidated financial statements to discuss, if any, transactions between the entities during the periods presented. Include pro forma adjustments for any balances that should be eliminated in consolidation.

24. Please provide disclosure in the notes to the pro forma financial statements to explain why the inventory of Soul and Vibe Interactive is labeled "restricted." Disclose if you plan to continue the energy liquid-gel capsule business subsequent to the acquisition. If not, please disclose the effect of actions taken by management or expected to occur after the acquisition.

Form 8-K Dated February 14, 2013
Item 4.01 Changes in Registrant's Certifying Accountant

25. Please amend your filing to state that M&K's report on the financial statements expressed substantial doubt about your ability to continue as a going concern.

26. Please amend your filing to clearly state, if true, that there were no disagreements with M&K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure through February 13, 2013.

27. Please amend your filing to clarify, if true that you had not consulted with HJ&A through February 13, 2013, the date of engagement.

28. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, M&K LLP, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP
        60 Broadway, 32nd Floor
        New York, New York 10006